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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                               MESA OPERATING CO.
                                   MESA INC.
             (Exact name of registrant as specified in its charter)


             DELAWARE                                        75-2516853
               TEXAS                                         75-2394500
(State of incorporation or organization)             (I.R.S. Employer I.D. No.)

     1400 WILLIAMS SQUARE WEST
   5205 NORTH O'CONNOR BOULEVARD
          IRVING, TEXAS                                         75039
(Address of principal executive offices)                     (Zip Code)



       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                               Name of each exchange on which
     to be so registered                               each class is to be registered
     -------------------                               ------------------------------

11 5/8% SENIOR SUBORDINATED DISCOUNT NOTES DUE 2006    NEW YORK STOCK EXCHANGE, INC.
10 5/8% SENIOR SUBORDINATED NOTES DUE 2006             NEW YORK STOCK EXCHANGE, INC.

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [X]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                 The 11 5/8% Senior Subordinated Discount Notes due 2006 and the 10 5/8% Senior Subordinated Notes due 2006 (collectively, the "Notes") are described in the section captioned "Description of Notes" in the Registrant's Registration Statement on Form S-3 (Registration No. 333-03281), as amended, (the "Registration Statement") originally filed with the Securities and Exchange Commission on May 7, 1996. The Registration Statement is incorporated herein by reference.

ITEM 2.  EXHIBITS.

1. Form of 11 5/8% Senior Subordinated Discount Note Indenture among Mesa Operating Co. (as issuer), MESA Inc. (as a guarantor) and Harris Trust and Savings Bank, as trustee (Exhibit 4.1 to the Registration Statement).

2. Form of 10 5/8% Senior Subordinated Note Indenture among Mesa Operating Co. (as issuer) , MESA Inc. (as a guarantor) and Harris Trust and Savings Bank, as trustee (Exhibit 4.2 to the Registration Statement).



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                                   SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              MESA OPERATING CO.
                              MESA INC.




Date: February 14, 1997       By: /s/ STEPHEN K. GARDNER
                                  ----------------------------------
                                      Stephen K. Gardner
                                      Senior Vice President and
                                      Chief Financial Officer





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